                                            FILED PURSUANT TO RULE NO. 424(b)(1)
                                            REGISTRATION NO. 333-33557



                                1,500,000 Shares

                                HUB GROUP, INC.
LOGO
                              Class A Common Stock

                                 ------------

  All of the 1,500,000 shares of Class A Common Stock (the "Class A Common Stock") offered hereby are being sold by Hub Group, Inc., a Delaware corporation (the "Company" or "Hub Group"). The Company's authorized common stock includes Class A Common Stock and Class B Common Stock (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). The rights of holders of Class A Common Stock and Class B Common Stock are identical, except each share of Class B Common Stock entitles its holder to 20 votes, while each share of Class A Common Stock entitles its holder to one vote. Upon completion of the Offering, the holders of the Class B Common Stock will control approximately 66% of the total voting power of the Company. See "Prospectus Summary--The Offering."

  The Class A Common Stock is traded on the Nasdaq National Market under the symbol "HUBG." On September 11, 1997, the last reported sale price of the Class A Common Stock on the Nasdaq National Market was $34.25 per share. See "Price Range of Class A Common Stock."

                                 ------------

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               PRICE           UNDERWRITING          PROCEEDS
                                TO             DISCOUNTS AND            TO
                              PUBLIC            COMMISSIONS          COMPANY(1)
-------------------------------------------------------------------------------
Per Share..............       $33.75               $1.81              $31.94
-------------------------------------------------------------------------------
Total(2)...............     $50,625,000         $2,715,000          $47,910,000
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
(1) Before deducting estimated expenses of $300,000 payable by the Company.
(2) The Company has granted the Underwriters a 30-day option to purchase up to 225,000 additional shares of Class A Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares to the public at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $58,218,750, $3,122,250 and $55,096,500, respectively. See
    "Underwriting."

                                 ------------

  The shares of Class A Common Stock are offered by the several Underwriters, subject to prior sale, when, as, and if delivered to and accepted by them, subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about September 17, 1997.

BT ALEX. BROWN
                              SCHRODER & CO. INC.

                                                        WILLIAM BLAIR & COMPANY

              THE DATE OF THIS PROSPECTUS IS SEPTEMBER 12, 1997.

                                                                THE HUB NETWORK

                                     LOGO

  Hub Group operates through an extensive nationwide network of 34 offices or "Hubs." Each Hub is strategically located in a market that has a significant concentration of shipping customers and one or more railheads. The Company uses this network to provide intermodal, truck brokerage and logistics services to a broad range of customers throughout North America.

                                 ------------

  IN CONNECTION WITH THIS OFFERING, CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS ON THE NASDAQ NATIONAL MARKET IN THE CLASS A COMMON STOCK IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITING."

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by more detailed information appearing elsewhere or incorporated by reference in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

  Since its founding as an intermodal marketing company ("IMC") in 1971, Hub Group has grown to become the largest IMC in the United States and a full service freight transportation provider, offering intermodal, truck brokerage and comprehensive logistics services. Hub Group operates through an extensive nationwide network of 34 offices or "Hubs." Each Hub is strategically located in a market that has a significant concentration of shipping customers and one or more railheads.

  Intermodal. As an IMC, the Company arranges for the movement of its customers' freight in containers and trailers over long distances. Hub Group contracts with railroads to provide transportation over the long-haul portion of the shipment and with local trucking companies, known as "drayage companies," for pickup and delivery. In markets where adequate drayage service is not available, the Company supplements third party drayage services with Company-owned drayage operations. As part of its intermodal services, the Company negotiates favorable rail and drayage rates, electronically tracks shipments in transit, consolidates billing and handles claims for freight loss or damage on behalf of its customers. The Company uses its Hub network, connected through its proprietary advanced intermodal management ("AIM") system, to access containers and trailers owned by leasing companies, railroads and steamship lines. The Company estimates that on a typical day it controls approximately 15,000 of the 159,000 intermodal containers and trailers in the United States to which it has access. Hub Group, as the nation's largest IMC, acts as a marketing agent on behalf of the railroads, thus allowing them to limit the expenses of maintaining marketing organizations while gaining access to Hub Group's substantial customer base. In addition, Hub Group's size places it in a particularly strong position to assist railroads in balancing freight volumes and repositioning intermodal equipment. Because of the large volume of freight in its network, and Hub Group's role in assisting the railroads in reducing their costs, the Company is able to provide highly competitive pricing to its customers. The Hub network generated approximately $440 million in railroad revenue in 1996.

  Following deregulation of the railroad industry in the 1980s, improved rail service and substantial advancements in equipment and technology have reduced the cost and increased the reliability of intermodal transportation. At the same time, driver shortages and higher operating costs in both the long-haul for-hire and private trucking markets have made intermodal transportation more competitive, particularly for shipments traveling long distances. The Company estimates that the combined domestic (shipments both originating and terminating within the United States) and U.S. international (shipments either imported into or exported from the United States) intermodal transportation industry generated approximately $8 billion in revenue in 1996. The intermodal market has grown at a faster rate than the general economy and other segments of the railroads' freight business over the last five years, taking market share from boxcar traffic and from over-the-road truck transportation. Total intermodal loadings (domestic and U.S. international) grew at an estimated compound annual rate of 5.5% from 1991 through 1996. With its extensive Hub network, strong and diverse customer base and partnerships with the railroads, the Company has grown rapidly and is well-positioned to benefit from the expected continued growth in this market.

  Highway Services. Hub Group also arranges for the transportation of freight by truck, which generated approximately $60.9 million in revenue in the first six months of 1997, increasing from $39.9 million in the first six months of 1996. The Company has entered into contracts with approximately 3,000 motor carriers. Using the equipment provided by these carriers, the Company matches customers' needs with carriers' capacity to provide the appropriate service and price combination. As part of its highway services operations, the Company negotiates rates, tracks shipments in transit, consolidates billing and handles claims for freight loss and damage on behalf of its customers.

  Logistics. The Company has expanded its logistics offerings as customers increasingly outsource their transportation needs. The Company currently arranges third party distribution and warehousing, as well as non-traditional logistics services such as installation of point-of-sale merchandise displays. The Company's Hub Logistics division provides complete transportation services, supplementing or replacing the customer's transportation department as necessary. These logistics operations have generated $41.9 million in revenue in the first six months of 1997, up from $25.4 million in the first six months of 1996.

  International. The Company's joint venture with Norton Lilly International, Inc., HLX, gives Hub Group access to the large and growing international market. HLX manages every aspect of international steamship, air, rail and truck transportation and provides full-service import and export shipping, including one-call shipment tracking and tracing and complete logistics services.

  Management believes that the Company's principal competitive advantages are:

  Unique Structure of Nationwide Hub Network. The Company's unique operating structure enables it to combine the entrepreneurial responsiveness of a small business with nationwide coverage and capabilities. Each Hub functions essentially as a stand alone business managed locally by an executive with significant transportation experience. These executives are highly incentivized to achieve Company goals through bonus programs and, in cases where the executive is also a minority owner, an equity ownership interest in the local Hub. Local management is responsible for operations, customer service and regional marketing, while corporate management is responsible for group strategic planning and administration, financial services, relationships with the railroads, management of the Company's logistics services business and management information systems support. Hub Group also maintains a national accounts sales force ("National Accounts") to provide centralized marketing of the Company's services to large and geographically diverse shippers. The Company believes that this mix of local accountability and strong central management has been an integral part of the Company's success.

  Strong and Diverse Customer Base. The Company believes that its customer base is among the largest in the freight transportation industry. The Company services customers in a wide variety of industries, including automotive, chemicals, consumer products, electronics, paper, printing and retail. The Company currently provides transportation services on a non-exclusive basis for approximately 10,000 accounts throughout North America, including 141 accounts served by the Company's National Accounts division. These 141 companies accounted for approximately 28% of the Hub network's revenue in 1996. Hub Group's extensive network has enabled it to provide reliable and cost-effective services tailored to meet the individual needs of the companies comprising its diverse customer base. This diverse customer base also benefits the Company by reducing the impact of cyclical swings in particular geographic markets or industries.

  Strong Partnerships with Railroads. Hub Group has developed strong relationships with the major U.S. railroads by providing them with significant revenue, helping them maximize return on assets and reducing their costs. The Company aggressively markets intermodal transportation services to shippers, in many cases allowing the Company to handle freight that might otherwise have been transported by conventional truck transportation. Through its marketing efforts, Hub Group has become the top revenue-producing IMC for each of the six largest U.S. railroads, generating approximately $440 million in railroad revenue in 1996. The Hub network is able to help the railroads balance the flow of inbound and outbound freight from specific geographic areas, thereby enhancing the utilization of intermodal containers and trailers. By relying on the Hub network and other IMCs to act as their marketing agents, railroads can avoid the substantial overhead cost associated with large sales and marketing staffs. Management believes that as railroads continue to seek to cut costs and reduce staff, these services will become increasingly important.

  Non-Asset Based. As a non-asset based third party provider of intermodal, highway and logistics services, the Company is able to select the transportation mode and service which best meets each of its customers' needs. By not being tied to owned equipment, Hub Group is able to offer a broad array of options and more cost-effective services to its customers. The Company's investment in information systems has allowed it to manage equipment in its network without owning the assets. Through the AIM system, each Hub is able to track trailers and containers entering its service area through the Hub network and to redeploy that equipment to fulfill its customers' outbound shipping requirements before the equipment is returned to the railroad. By accessing this fleet of intermodal equipment, which consists of approximately 61,000 containers and 98,000 trailers, the Company is better able to offer each customer the container or trailer that meets the customer's shipping requirements.

  Superior Access to Information. The Company has chosen to invest significant resources in establishing and developing the Hub network, its information systems and its staff. Through the Hub network and its AIM system, the Company's intermodal operations have timely access to critical information including the flow of freight into Hub service areas, rail and drayage rates, rail schedules and equipment availability. With this information, the Company is able to better meet its customers' transportation needs in a timely and cost-effective manner and to provide the railroads with increased equipment utilization and balanced freight flows. Using an advanced transportation management system, Hub Logistics manages all aspects of its customers' transportation needs. With this system, Hub Logistics consolidates orders into full truckload shipments, chooses shipping routes, electronically tenders loads to carriers and reports moves to its customers. Using Visual Movements software, Hub's brokerage operations and drayage subsidiaries track the status and availability of each piece of equipment, providing shipment visibility for its customers and capacity management information for its vendors. Technological improvements are currently focused on reducing customer service response time, enhancing the customer profile database and expanding the number of customers and service providers with which the Company shares data using electronic data interchange ("EDI") applications.

GROWTH STRATEGY

  The Company believes that its competitive advantages position it to capitalize on the expected growth in the freight transportation market. The Company intends to execute its business strategy by:

  Increasing Business with Existing Customers. The Company has implemented marketing programs focused on capturing additional freight volume from existing customers. This process is customer specific, requiring Hub sales and marketing representatives to identify potential opportunities, analyze the expectations of the customer and match those expectations with the available services. Hub Group will continue to aggressively solicit and encourage customers to establish EDI interfaces to reduce paperwork and to automate billing and payment processes. EDI relationships also allow the Company to respond quickly to customer requests and to provide timely shipment data and other information required by its customers.

  Adding New Accounts. Hub Group intends to continue to add new accounts. Management believes that much of its future growth will be generated by the Company's large, well-trained sales force and sophisticated sales support services. The Company intends to maintain its sales force and sales support capabilities, utilizing the existing incentive-based compensation that management believes is an important element in its sales success. The Company will continue its policy of carefully selecting its sales force and thoroughly training and constantly updating its sales representatives on logistics trends and Hub Group service offerings. The Company believes that the expansion of its logistics and brokerage operations will enable it to market its services to a greater number of customers.

  Pursuing Acquisitions. Since the Company's initial public offering in March 1996 it has acquired the minority interest in each of Hub Tennessee and Hub North Central (which operates Hub Milwaukee and Hub Minneapolis) and currently intends to acquire the minority interests in two additional Hubs (Hub Los Angeles and Hub Golden Gate) with the net proceeds of the Offering and bank borrowings. In addition, on May 2, 1996, the Company acquired the domestic intermodal marketing business of American President Lines Domestic Distribution Services ("APLDDS") from American President Companies, Ltd. As a result of the APLDDS acquisition, the Company acquired the right to service APLDDS customers, but did not assume any assets or liabilities associated with that business. The Company believes that, as consolidation in the intermodal business continues, additional acquisition opportunities will become available.

  Developing Additional Transportation Solutions. Although the Company's intermodal operations are the largest part of its business, the Company's logistics operations have grown significantly in 1997, with logistics revenue increasing 65.1% in the first six months of 1997 compared to the same period in 1996. Management believes that this growth is attributable to the Company's strategic efforts to capitalize on the increasing willingness of shippers to outsource their transportation logistics needs. The Company believes that demand for logistics services will continue to grow as more companies downsize and outsource many of these functions to third parties. In addition, the Company has worked with each local Hub to develop a comprehensive highway services operation. These brokerage operations provide Hub Group with an additional option for meeting its customers' transportation needs. In the first six months of 1997, highway services revenue increased 52.6% compared to the same period in 1996. With its large carrier network and customized software application, management believes that it is well positioned to further expand this product offering.

  Increasing International Presence. Management believes that the rail intermodal portion of U.S. international freight represents approximately 40% of the total U.S. rail intermodal market. The Company's joint venture, HLX, targets the large international intermodal market by facilitating international shipments of freight originating in or destined for North America, helping steamship companies and beneficial owners reduce costs and improve efficiencies. HLX arranges port-to-door and door-to-port transportation within North America and also offers door-to-door international service. All North American intermodal freight movement arranged by HLX is handled by the Hub network. The passage of the North American Free Trade Agreement is also expected to increase the volume of international intermodal freight available to the Company.

COMPANY STRUCTURE

  Hub Group's structure is designed to maintain the balance between local entrepreneurship and strong centralized management. The Company owns Hub Chicago, Hub North Central, Hub Tennessee, a 65% general partnership interest in Hub Group Distribution Services and a 30% general partnership interest in each of the limited partnerships (each a "Hub Partnership") that operate the remaining 29 Hubs. Hub Chicago is the sole general partner of each Hub Partnership, giving it control over the management of each of the Hub Partnerships. In addition, the Company is responsible for group strategic planning and administration, financial services, relationships with the railroads, management of the Company's logistics services business, management information systems support and National Accounts. Hub Group has the continuing option, exercisable at any time after the local executive managing a Hub Partnership ceases to be an employee, to acquire the remaining 70% interest in that Hub Partnership. The price to be paid by the Company upon any exercise of its call option is determined by a pre-defined formula which takes into account the prior earnings of the Hub Partnership being acquired, the price of the Class A Common Stock and discounted trailing and projected price-to-earnings multiples of the Class A Common Stock. Because the Company's ability to exercise its option to acquire existing Hubs is dependent upon a number of factors beyond its control, the Company cannot determine how long it will take to acquire 100% ownership of all existing Hubs, if at all. Any new Hubs established will be wholly-owned by Hub Group.

  The Company was incorporated in Delaware in 1995 to become the successor to a business founded by Phillip C. Yeager and his wife, Joyce E. Yeager, in 1971. The Company's corporate office is located at 377 East Butterfield Road, Suite 700, Lombard, Illinois 60148; and its telephone number is (630) 271-3600. Unless the context indicates or requires otherwise, references in this Prospectus to the "Company" or to "Hub Group" are to Hub Group, Inc., its wholly-owned subsidiaries (Hub Chicago, Hub North Central and Hub Tennessee), each of the Hub Partnerships and Hub Group Distribution Services and their respective predecessors.

RECENT DEVELOPMENTS

  On July 28, 1997, the managing executives of Hub Los Angeles and Hub Golden Gate retired, giving Hub Group the right to exercise its call option to purchase the limited partnership interests in the Hub Partnerships that operate those Hubs. The call option price for each of the Hub Los Angeles and Hub Golden Gate limited partnership interests is approximately $30 million. The Company intends to use the net proceeds from the Offering and bank borrowings to purchase these limited partnership interests. See "Use of Proceeds."

  Hub Los Angeles, headquartered in Brea, California, includes operations in Los Angeles and sales offices in San Diego and Phoenix. Hub Golden Gate, headquartered in Walnut Creek, California, includes operations in San Francisco and Salt Lake City. The location and size of these Hubs are key components in the execution of the Company's equipment control strategy. The large ports serviced by these Hubs handle the major portion of international freight entering or exiting the west coast of the United States, which presents a significant opportunity for growth. Collectively, revenue for the year ended December 31, 1996 increased by 38.4% compared to the same period in 1995, and revenue for the six months ended June 30, 1997 increased by 52.7% compared to the same period in 1996.

                          REVENUE (IN MILLIONS)(1)(2)

                                                         YEARS ENDED SIX MONTHS
                                                          DECEMBER      ENDED
                                                             31,      JUNE 30,
                                                         ----------- -----------
                                                         1995  1996  1996  1997
                                                         ----- ----- ----- -----
Hub Los Angeles......................................... $38.1 $53.8 $19.5 $33.3
Hub Golden Gate......................................... $33.2 $44.9 $19.2 $25.8

--------
(1) Excludes intercompany revenue.
(2) On May 2, 1996, the Company acquired the rights to service the customers of APLDDS. Pursuant to this acquisition, Hub Los Angeles and Hub Golden Gate, together with other Hubs, began moving freight for APLDDS customers located in their respective territories.

                                  THE OFFERING

Class A Common Stock offered
 hereby......................... 1,500,000 shares
Common Stock to be outstanding
 after the Offering:
  Class A Common Stock.......... 6,764,250 shares(1)
  Class B Common Stock .........   662,296 shares
                                 ----------------
    Total....................... 7,426,546 shares(1)
Voting rights; conversion....... Generally, the holders of the Class A Common
                                 Stock and the Class B Common Stock vote
                                 together as a single class on all matters
                                 submitted to a vote of stockholders, with
                                 each share of Class A Common Stock entitled
                                 to one vote and each share of Class B Common
                                 Stock entitled to 20 votes. Each share of
                                 Class B Common Stock converts into one share
                                 of Class A Common Stock (i) at any time at
                                 the option of the holder and (ii)
                                 automatically upon its sale or other transfer
                                 to anyone other than Phillip C. Yeager or a
                                 member of his immediate family. Each class of
                                 Common Stock otherwise has identical rights.
Use of proceeds................. To fund a significant portion of the purchase price of the limited partnership interests of
                                 the Hub Partnerships that operate Hub Los
                                 Angeles and Hub Golden Gate. See "Use of
                                 Proceeds."
Nasdaq Stock Market (National
 Market) symbol................. "HUBG"

--------
(1) Excludes 445,300 shares of Class A Common Stock reserved for issuance upon exercise of options under the Company's Long-Term Incentive Plan (the "Incentive Plan"), of which options to purchase 352,800 shares are currently outstanding. Also excludes 150,000 shares of Class A Common Stock reserved for issuance upon exercise of options under the Company's 1997 Long-Term Incentive Plan.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   SIX MONTHS ENDED
                                 YEARS ENDED DECEMBER 31,              JUNE 30,
                         ----------------------------------------  ------------------
                          1992    1993    1994    1995     1996(1)   1996(1)   1997
                         ------- ------- ------- ------- --------  --------  --------
STATEMENT OF OPERATIONS
 DATA:
Revenue................. $64,446 $73,123 $86,876 $81,408 $754,243  $258,033  $519,320
Transportation costs....  59,360  67,985  80,588  75,142  662,679   227,524   456,646
                         ------- ------- ------- ------- --------  --------  --------
Net revenue.............   5,086   5,138   6,288   6,266   91,564    30,509    62,674
Costs and expenses......   3,007   3,295   3,940   3,699   63,639    21,911    46,366
                         ------- ------- ------- ------- --------  --------  --------
Operating income........   2,079   1,843   2,348   2,567   27,925     8,598    16,308
Other income (expense)..      96      96      58      71     (221)      (72)     (525)
                         ------- ------- ------- ------- --------  --------  --------
Income before minority
 interest and taxes.....   2,175   1,939   2,406   2,638   27,704     8,526    15,783
Minority interest.......     --      --      --      --    16,366     4,686     8,792
                         ------- ------- ------- ------- --------  --------  --------
Income before taxes.....   2,175   1,939   2,406   2,638   11,338     3,840     6,991
Income taxes............      29      32      37      39    4,294     1,295     2,796
                         ------- ------- ------- ------- --------  --------  --------
Net income (as
 reported)..............   2,146   1,907   2,369   2,599    7,044     2,545     4,195
Pro forma provision for
 additional income
 taxes(2)...............     841     744     925   1,016      241       241       --
                         ------- ------- ------- ------- --------  --------  --------
Pro forma net income.... $ 1,305 $ 1,163 $ 1,444 $ 1,583 $  6,803  $  2,304  $  4,195
                         ======= ======= ======= ======= ========  ========  ========
Pro forma earnings per
 share.................. $  0.79 $  0.70 $  0.87 $  0.95 $   1.35  $   0.56  $   0.70
Pro forma weighted
 average
 shares outstanding.....   1,662   1,662   1,662   1,662    5,058     4,115     6,030

                                                               JUNE 30, 1997
                                                            --------------------
                                                                         AS
                                                            ACTUAL   ADJUSTED(3)
                                                            -------  -----------
BALANCE SHEET DATA:
Working capital............................................ $  (980)   $  (980)
Total assets............................................... 218,273    277,652
Long-term debt, excluding current portion..................  10,947     22,716
Stockholders' equity.......................................  50,332     97,942

--------
(1) On March 18, 1996, the Company purchased Hub Chicago in a stock-for-stock acquisition through the issuance of 1,000,000 shares of Class A Common Stock and 662,296 shares of Class B Common Stock. The acquisition of Hub Chicago has been accounted for using a method similar to the pooling of interests method of accounting and has been included in all periods presented on a historical cost basis. Concurrent with the acquisition of Hub Chicago, the Company completed the initial public offering of 4,261,250 shares of Class A Common Stock, with net proceeds to the Company of approximately $52,945,000. Concurrent with the initial public offering, the Company acquired with cash a controlling interest in each of the 27 Hub Partnerships. On May 2, 1996, the Company acquired the rights to service the customers of APLDDS.
(2) Prior to March 18, 1996, the Company was an S corporation and was not subject to federal corporate income taxes. On March 18, 1996, the Company changed its status from an S corporation to a C corporation. The statement of operations data reflects a pro forma provision for income taxes as if the Company were subject to federal and state corporate income taxes for all periods presented. The pro forma provision reflects a combined federal and state tax rate of 40%.
(3) The Company will use all of the net proceeds from the Offering, together with approximately $11,769,000 in bank borrowings, to purchase the limited partnership interests in Hub Los Angeles and Hub Golden Gate. The purchase of the minority interests would have resulted in goodwill of approximately $59,379,000.

                                 RISK FACTORS

  Prospective purchasers should carefully consider the following factors, together with other information in this Prospectus, in evaluating an investment in the shares of Class A Common Stock. This Prospectus contains certain forward-looking statements, including statements containing the words "believes," "anticipates," "expects" and words of similar import. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: adverse changes in national or local economic conditions, increased competition, changes in availability, cost and terms of financing, changes in operating expenses and other factors referenced in this Prospectus. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this Prospectus to reflect future events or developments.

CONCENTRATION OF BUSINESS ON INTERMODAL MARKETING

  In 1995 and 1996 and the six months ended June 30, 1997, 90.7%, 83.4% and 80.2%, respectively, of the Company's revenue was derived from intermodal marketing. As a result, a decrease in demand for intermodal transportation services relative to other transportation services would create a more pronounced adverse effect on the Company's results of operations than if a larger portion of the Company's revenue were derived from a broader range of services.

DEPENDENCE ON RAILROADS

  The Company is dependent upon the major intermodal railroads in the United States for virtually all of the intermodal services provided by the Company. In many markets, rail service is limited to a few railroads or even a single railroad. Consequently, a reduction in, or elimination of, rail service to a particular market is likely to adversely affect the Company's ability to provide intermodal transportation services to some of the Company's customers. In addition, the railroads are relatively free to adjust shipping rates up or down as market conditions permit. Rate increases would result in higher intermodal transportation costs, reducing the attractiveness of intermodal transportation as an alternative to truck or other modes of transportation and could cause a decrease in demand for the Company's services. Further, the Company's ability to continue to expand its intermodal transportation business is dependent upon the railroads' ability to increase capacity for intermodal freight. The Company's business would also be adversely affected by a work stoppage at one or more railroads or by adverse weather conditions that hinder the railroads' ability to provide transportation services. The Company cannot predict what effect, if any, the recent trend toward consolidation among railroads may have on intermodal transportation services or the Company's results of operations.

DEPENDENCE ON EQUIPMENT AVAILABILITY

  The intermodal transportation industry has periodically experienced shortages of containers and trailers, particularly in strong economies. The Company anticipates that in a strong economy, demand for trailers and containers could exceed supply, especially during the end of the third quarter and the beginning of the fourth quarter of each year. If the Company were not able to secure sufficient containers and trailers to meet its customers' needs, its results of operations could be adversely affected.

RELATIONSHIP WITH DRAYAGE COMPANIES

  Most drayage companies operate relatively small fleets and have limited access to additional capital for expansion. Thus, as the Company expands, it will likely require the services of additional drayage companies. At some Hub locations, only a few drayage companies meet the Company's quality standards. In addition, the trucking industry has experienced severe shortages of available drivers in recent years, which may curtail the ability of the drayage companies to expand the size of their fleets. This shortage may also require drayage companies to increase drivers' compensation, thereby increasing drayage costs to the Company. If the Company were unable to secure additional local drayage capacity to handle the drayage needs of its customers or had to increase the amount paid for drayage services, the Company's results of operations could be adversely affected and the Company could experience difficulty increasing its business volume.

COMPETITION

  The transportation services industry is highly competitive. The Company competes against other IMCs, as well as logistics companies, third party brokers and railroads that market their own intermodal services. In addition, there is an emerging trend for larger truckload carriers to enter into agreements with railroads to market intermodal services nationwide. Competition is based primarily on freight rates, quality of service, reliability, transit time and scope of operations. Several transportation service companies and truckload carriers, and all of the major railroads, have substantially greater financial and other resources than the Company.

POSSIBLE EFFECT OF ECONOMIC DEVELOPMENTS

  Interest rate fluctuations, economic recession, customers' business cycles, changes in fuel prices and supply, increases in fuel or energy taxes and the transportation costs of railroads, trucking companies and drayage companies are economic factors over which the Company has little or no control. Increased operating expenses incurred by railroads, trucking companies or drayage companies can be expected to result in higher transportation costs. The Company's operating margins would be adversely affected if it were unable to pass through to its customers the full amount of increased transportation costs. Moreover, increases in the cost of intermodal transportation could reduce the attractiveness of intermodal transportation as an alternative to truck or other modes of transportation and cause a decrease in the demand for the Company's services. Economic recession or a downturn in customers' business cycles also could have an adverse effect on the Company's results of operations and growth by reducing demand for the Company's services.

POSSIBLE DECISION NOT TO PURCHASE HUBS

  The Company has the option, exercisable at any time following the retirement, disability, death or other termination of employment of each current managing local executive, to purchase the limited partnership interest in the Hub Partnership managed by that executive. The decision as to whether to exercise this option will be made on behalf of the Company by a majority of the independent members of the Company's Board of Directors in their sole discretion. Their decision will be subject to whatever considerations they deem relevant, such as the financial position of the Company, the market value of the Class A Common Stock and prevailing economic conditions. As a result, the Company may defer the exercise of its option to acquire the limited partnership interests in one or more Hub Partnerships, potentially for an indefinite period of time, in which event the Company will continue to own 30% of that Hub Partnership.

POSSIBLE EFFECTS OF OPERATING LEVERAGE

  Transportation costs represented 87.7%, 87.8% and 87.9% of the Company's consolidated revenue in 1995 and 1996 and the six months ended June 30, 1997, respectively. Because transportation costs represent a significant portion of the Company's overall cost structure, minor fluctuations in the Company's transportation costs as a percentage of revenue can have a material effect on the Company's earnings.

BENEFITS OF OFFERING TO EXISTING STOCKHOLDERS

  Approximately $59.4 million, obtained from the net proceeds of the Offering and bank borrowings, will be used to purchase limited partnership interests in the Hub Partnerships that operate Hub Los Angeles and Hub Golden Gate. In connection with such purchase, Phillip C. Yeager will receive approximately $5.1 million, David P. Yeager (including members of his immediate family) will receive approximately $3.7 million, Mark A. Yeager (including members of his immediate family will receive approximately $3.7 million, Robert J. Jensen (including members of his immediate family) will receive approximately $3.7 million, and Thomas L. Hardin will receive approximately $1.5 million.

GOVERNMENT REGULATION

  Hub Highway Services, a partnership owned by the Company, is licensed by the Department of Transportation (the "DOT") as a broker in arranging for the transportation of general commodities by motor vehicle. The DOT prescribes qualifications for acting in this capacity, including certain surety bonding requirements. To date, compliance with these regulations has not had a material adverse effect on the Company's results of operations or financial condition. However, the transportation industry is subject to legislative or regulatory changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and cost of providing, transportation services. For example, a number of western states currently permit the use of longer combination vehicles ("LCVs"), two 48-foot or three 27-foot trailers pulled by a single tractor. Although previous legislation has failed, proponents of LCVs continue to lobby Congress to enact legislation that would allow the use of LCVs in more states. Nationwide use of LCVs could have an adverse effect on the Company's business.

CONFLICTS OF INTEREST

  Members of the Yeager family are directors and/or officers of the Company and also have significant indirect interests in the Hub Partnerships. Accordingly, they may have conflicts of interest relating to the allocation of business opportunities between the Company and one or more of the Hub Partnerships. Because the Company is entitled to a distribution of 30% of the available net cash flow from each Hub Partnership and the Hub S Corporation is entitled to the remaining 70% of available net cash flow, these directors and/or officers may have a financial incentive to direct business opportunities to the Hub Partnerships rather than the Company. The relationship between the Hub Partnerships and Hub Group is governed by a management agreement between each of the Hub Partnerships and the Company. The management agreement delineates certain fundamental business practices which govern the relationship between each Hub and the Company and provides that these practices may not be changed without the approval of the independent members of the Company's Board of Directors.

CONTROL BY PRINCIPAL STOCKHOLDERS

  On all matters with respect to which the Company's stockholders have a right to vote, including the election of directors, each share of Class A Common Stock is entitled to one vote, while each share of Class B Common Stock is entitled to 20 votes. Except as otherwise required by law or expressly provided in the Company's Certificate of Incorporation (the "Certificate of Incorporation"), the Class A Common Stock and Class B Common Stock vote together as a single class. Each share of Class B Common Stock converts into one share of Class A Common Stock (i) at any time at the option of the holder and (ii) automatically upon its sale or other transfer to anyone other than to Phillip C. Yeager or a member of his immediate family.

  Following the Offering, the Yeager family members will continue to own in the aggregate 662,296 shares of Class B Common Stock, representing all of the outstanding shares of Class B Common Stock. Consequently, the Yeager family will control approximately 66% of the voting power of the Company on all matters presented for stockholder action. The Yeager family members are parties to a stockholders' agreement, pursuant to which they have agreed to vote all of their shares of Class B Common Stock in accordance with the vote of the holders of a majority of such shares. As a result, the Yeager family members will be able to elect the entire Board of Directors, thereby controlling the management policy and conduct of the business of the Company, as well as all matters submitted to a vote of the Company's stockholders.

DEPENDENCE ON KEY PERSONNEL

  The Company's success depends upon attracting and retaining the services of its executive officers, primarily Phillip C. Yeager, Chairman of the Board, David P. Yeager, Vice Chairman of the Board and Chief Executive Officer, and Thomas L. Hardin, President and Chief Operating Officer, and the executives of the Hubs, as well as its ability to attract and retain other qualified personnel. There is substantial competition for qualified personnel in the transportation services industry. The loss of key personnel could have an adverse effect on the Company. The Company does not have written employment agreements with any of its executive officers and does not maintain life insurance on the life of any of its executive officers. All key personnel devote their full time to the Company's business. See "Management."

                                USE OF PROCEEDS

  The net proceeds from the sale of the shares of Class A Common offered hereby are expected to be approximately $47.6 million ($54.8 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated Offering expenses payable by the Company. The Company intends to use all of the net proceeds together with borrowings under a new credit facility (the "New Credit Facility"), to purchase the limited partnership interests in the partnerships that operate Hub Los Angeles and Hub Golden Gate. The purchase price of each of the Hub Los Angeles and Hub Golden Gate limited partnership interests is approximately $30 million. The Company is currently negotiating an unsecured five-year $36 million revolving line of credit. The amount available under the line is expected to decrease by $5.4 million at the beginning of year three and by $7.2 million at the beginning of each of years four and five. The interest rate is expected to be LIBOR (London Interbank Offered Rate) plus 0.75% to 1.25% based on the Company's funded debt to EBITDA (earnings before interest expense, income taxes, depreciation and amortization) ratio. The credit facility is expected to contain covenants customary for credit facilities of similar size and type.

                      PRICE RANGE OF CLASS A COMMON STOCK

  The Class A Common Stock has been traded on the Nasdaq National Market under the symbol "HUBG" since March 13, 1996, the date of the Company's initial public offering. The following table sets forth, for the periods indicated, the high and low sale prices for the Class A Common Stock, as reported by
Nasdaq:

                                                                 HIGH     LOW
                                                                ------- -------
      1996
        First Quarter (from March 13, 1996).................... $19.000 $14.000
        Second Quarter.........................................  24.250  17.625
        Third Quarter..........................................  22.625  16.000
        Fourth Quarter.........................................  27.500  21.250
      1997
        First Quarter.......................................... $30.125 $24.500
        Second Quarter.........................................  31.000  24.250
        Third Quarter (through September 11, 1997).............  36.000  30.125

                                DIVIDEND POLICY

  The Company has never paid cash dividends on either the Class A Common Stock or Class B Common Stock. The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors. Any determination as to the payment of dividends will depend upon the results of operations, capital requirements and financial condition of the Company, and such other factors as the Board of Directors may deem relevant. Accordingly, there can be no assurance that the Board of Directors will declare or pay dividends on the shares of Common Stock in the future. The Certificate of Incorporation requires that any cash dividends must be paid equally on each outstanding share of Class A Common Stock and Class B Common Stock.

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization as of June 30, 1997 and as adjusted to give effect to the sale of the shares of Class A Common Stock offered hereby and the application of the net proceeds therefrom as set forth under "Use of Proceeds."

                                       JUNE 30, 1997
                                    --------------------
                                    ACTUAL   AS ADJUSTED
                                    -------  -----------
                                      (IN THOUSANDS)
      Total short-term debt.......  $18,391   $ 18,391
                                    =======   ========
      Total long-term debt........  $10,947   $ 22,716
      Stockholders' equity:
        Class A Common Stock, $.01
         par value,
         12,337,700 shares
         authorized, 5,262,550
         shares issued and
         outstanding, actual;
         6,762,550 shares issued
         and outstanding,
         as adjusted..............       52         68
        Class B Common Stock, $.01
         par value, 662,300
         shares authorized,
         662,296 shares issued and
         outstanding, actual and
         as adjusted..............        7          7
        Additional paid-in
         capital..................   55,096    102,690
        Purchase price in excess
         of predecessor basis.....  (25,764)   (25,764)
        Tax benefit resulting from
         acquisition of general
         partnership interest from
         controlling
         stockholders.............   10,306     10,306
        Retained earnings.........   10,635     10,635
                                    -------   --------
          Total stockholders'
           equity.................   50,332     97,942
                                    -------   --------
          Total capitalization....  $61,279   $120,658
                                    =======   ========

                                  MANAGEMENT

  The following are the Company's directors and executive officers:

          NAME           AGE                              POSITION
          ----           ---                              --------
Phillip C. Yeager.......  69 Chairman of the Board of Directors
David P. Yeager.........  44 Vice Chairman of the Board of Directors and Chief Executive Officer
Thomas L. Hardin........  51 President, Chief Operating Officer and Director
William L. Crowder......  55 Vice President--Finance, Chief Financial Officer and Treasurer
Daniel F. Hardman.......  49 President--Chicago Region
Mark A. Yeager..........  33 Vice President, Secretary and General Counsel
John T. Donnell.........  57 Executive Vice President--Marketing
Robert L. Maro..........  44 Vice President--Information Services
Robert J. Jensen........  42 President--Hub Group Operations Management
Richard M. Rogan........  57 President--Hub Highway Services
Gary D. Eppen...........  61 Director
Charles R. Reaves.......  59 Director
Martin P. Slark.........  42 Director

  Phillip C. Yeager, the Company's founder, has been Chairman of the Board of Directors since October 1985. From April 1971 to October 1985, Mr. Yeager served as President of Hub Chicago. Mr. Yeager became involved in intermodal transportation in 1959, five years after the introduction of intermodal transportation in the United States, as an employee of the Pennsylvania and Pennsylvania Central Railroads. He spent 19 years with the Pennsylvania and Pennsylvania Central Railroads, 12 of which involved intermodal transportation. In 1991, Mr. Yeager was named the Man of the Year by the Intermodal Transportation Association. In 1995, he received the Salzburg Practitioners Award from Syracuse University in recognition of his lifetime achievements in the transportation industry. In October 1996, Mr. Yeager was inducted into the Chicago Area Entrepreneurship Hall of Fame sponsored by the University of Illinois at Chicago. In March 1997, he received the Presidential Medal from Dowling College for his achievements in transportation services. Mr. Yeager graduated from the University of Cincinnati in 1951 with a Bachelor of Arts degree in Economics. Mr. Yeager is the father of David P. Yeager and Mark A. Yeager and the father-in-law of Robert J. Jensen.

  David P. Yeager has served as the Company's Vice Chairman of the Board since January 1992 and as Chief Executive Officer of the Company since March 1995. From October 1985 through December 1991, Mr. Yeager was President of Hub Chicago. From 1983 to October 1985, he served as Vice President, Marketing of Hub Chicago. Mr. Yeager founded the St. Louis Hub in 1980 and served as its President from 1980 to 1983. Mr. Yeager founded the Pittsburgh Hub in 1975 and served as its President from 1975 to 1977. Mr. Yeager received a Masters in Business Administration degree from the University of Chicago in 1987 and a Bachelor of Arts degree from the University of Dayton in 1975. Mr. Yeager is the son of Phillip C. Yeager, the brother of Mark A. Yeager and the brother-in-law of Robert J. Jensen.

  Thomas L. Hardin has served as the Company's President since October 1985 and has served as Chief Operating Officer and a director of the Company since March 1995. From January 1980 to September 1985, Mr. Hardin was Vice President--Operations and from June 1972 to December 1979, he was General Manager of the Company. Prior to joining the Company, Mr. Hardin worked for the Missouri Pacific Railroad where he held various marketing and pricing positions. During 1996, Mr. Hardin was Chairman of the Intermodal Association of North America.

  William L. Crowder has been the Company's Vice President of Finance and Chief Financial Officer since April 1994 and Treasurer since July 1996. From January 1990 through December 1993, Mr. Crowder was Vice President of Finance and Treasurer of Sears Logistics Services, Inc., a transportation, distribution and home delivery subsidiary of Sears Roebuck & Company. Mr. Crowder worked at Sears Roebuck & Company from 1966 through 1989 in various senior financial management positions. Mr. Crowder received a Bachelors of Business Administration degree from Georgia State University in 1966.

  Daniel F. Hardman has been the President--Chicago Region since February 1996. Mr. Hardman has been employed by the Hub Group since 1982, serving as President of Hub Chicago from December 1992 to February 1996, Vice President of Hub Chicago from January 1987 to December 1992, General Manager of Sales of Hub Chicago from August 1985 to January 1987, President of Hub Charlotte from June 1984 to August 1985 and Regional Sales Manager of Hub Chicago from December 1982 to June 1984. Mr. Hardman is a former Director of the Intermodal Transportation Association and is presently a member of the Chicago Traffic Club and the Chicago Intermodal Transportation Association. Mr. Hardman is a 1991 graduate of the Certificate Program in Business Administration from the University of Illinois.

  Mark A. Yeager has been the Company's Vice President, Secretary and General Counsel since March 1995. From May 1992 to March 1995, Mr. Yeager served as the Company's Vice President--Quality. Prior to joining the Company in 1992, Mr. Yeager was an associate at the law firm of Grippo & Elden from January 1991 though May 1992 and an associate at the law firm of Sidley & Austin from May 1989 through January 1991. Mr. Yeager received a Juris Doctor degree from Georgetown University in 1989 and a Bachelor of Arts degree from Indiana University in 1986. Mr. Yeager is the son of Phillip C. Yeager, the brother of David P. Yeager and the brother-in-law of Robert J. Jensen.

  John T. Donnell has been Executive Vice President of Marketing since October 1993. From October 1985 through October 1993, Mr. Donnell served as Vice President of National Accounts. Prior to joining the Company in 1985, Mr. Donnell worked for Transamerica Leasing as Vice President of Marketing where he was responsible for marketing 40,000 intermodal trailers to the railroads and the intermodal marketing industry. Mr. Donnell received a Master of Business Administration degree from Northwestern University in 1981 and a Bachelor of Science degree in Marketing from Northeast Louisiana University in 1961.

  Robert L. Maro has been Vice President of Information Services since November 1991. From January 1978 through November 1991, Mr. Maro worked as Director of Operations of Zink & Katich, an information technology consulting firm that provided consulting services to the Company. Mr. Maro received a Bachelor of Science degree in Mathematics from Chicago State University in 1974.

  Robert J. Jensen has been President of Hub Group Operations Management since July 1991. He served as President of Hub St. Louis from July 1985 through July 1991 and as General Manager of Hub St. Louis from October 1980 through July 1985. Mr. Jensen received a Bachelor of Science degree in Finance from the University of Illinois in 1977. Mr. Jensen is the son-in-law of Phillip C. Yeager and the brother-in-law of both David P. Yeager and Mark A. Yeager.

  Richard M. Rogan has served as President of Hub Highway Services since May 1995. Prior to joining the Company, Mr. Rogan was Executive Vice President of National Freight, Inc. from May 1993 to April 1995. Prior to that, Mr. Rogan was with Burlington Motor Carriers, Inc., where he served as President and Chief Executive Officer from March 1988 to April 1993 and as an Executive Vice President from July 1985 to February 1988. Mr. Rogan's transportation career spans 25 years and includes earlier assignments with the Illinois Central Railroad, North American Van Lines and Schneider National. He received a Bachelor of Business Administration degree from Loyola University of Chicago in 1962 and a Master of Business Administration from the Wharton School of the University of Pennsylvania in 1963. He has served on the Board of Directors of the ATA Foundation as well as the Interstate Truckload Carrier Conference ("ITCC"). He is a past Chairman of the ITCC Highway Policy Committee and has also served on the Advisory Board of the Trucking Profitability Strategies Conference at the University of Georgia.

  Gary D. Eppen has served as a director of the Company since February 1996. Having served as a Professor in the Graduate School of Business at The University of Chicago since 1964, Mr. Eppen is currently the Ralph and Dorothy Keller Distinguished Service Professor of Operations Management. He received a Ph.D. in Operations Research from Cornell University in 1964, a Master of Science in Industrial Engineering from the University of Minnesota in 1960, a Bachelor of Science from the University of Minnesota in 1959 and an Associate in Arts degree in Pre-Engineering from Austin Junior College in 1956. Mr. Eppen also serves as a director of Landauer, Inc.

  Charles R. Reaves has served as a director of the Company since February 1996. Since 1994, Mr. Reaves has been President and Chief Executive Officer of Reaves Enterprises, Inc., a real estate development company. From April 1962 until November 1994, Mr. Reaves worked for Sears Roebuck & Company in various positions, most recently as President and Chief Executive Officer of Sears Logistics Services, Inc., a transportation, distribution and home delivery subsidiary of Sears Roebuck & Company. Mr. Reaves received a Bachelor of Science degree in Business Administration from Arkansas Sate University in 1961.

  Martin P. Slark has served as a director of the Company since February 1996. Since 1976, Mr. Slark has been employed by Molex Incorporated ("Molex"), a manufacturer of electronic, electrical and fiber optic interconnection products and systems. Having worked for Molex in Europe, the United States and Asia, Mr. Slark is presently a Corporate Vice President and President of the U.S. region. Mr. Slark received a Master of Business Administration degree from the London Business School in 1993, a Post-Graduate Diploma in Management Studies from the London School of Economics in 1981 and a Bachelor of Science degree in Engineering from Reading University in 1977.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their representatives, BT Alex. Brown Incorporated, Schroder & Co. Inc. and William Blair & Company, L.L.C. (the "Representatives"), have severally agreed to purchase from the Company the following respective numbers of shares of Class A Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                      NUMBER OF
               UNDERWRITER                                             SHARES
               -----------                                            ---------
      BT Alex. Brown Incorporated....................................   600,000
      Schroder & Co. Inc.............................................   450,000
      William Blair & Company, L.L.C.................................   450,000
                                                                      ---------
          Total...................................................... 1,500,000
                                                                      =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase the total number of shares of Class A Common Stock offered hereby if any of such shares are purchased.

  The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Class A Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $1.05 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After commencement of the Offering, the offering price and other selling terms may be changed by the Representatives.

  The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 225,000 additional shares of Class A Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Class A Common Stock to be purchased by it shown in the above table bears to 1,500,000 and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Class A Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,500,000 shares are being offered.

  In connection with this Offering, certain Underwriters may engage in passive market making transactions in the Class A Common Stock on The Nasdaq National Market immediately prior to the commencement of sales in this Offering in accordance with Rule 103 of Regulation M. Passive market making consists of displaying bids on The Nasdaq National Market limited by the bid prices of independent market makers and making purchases limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Class A Common Stock during a specified period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Class A Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

  Subject to applicable limitations, the Underwriters, in connection with this Offering, may place bids for or make purchases of the Class A Common Stock in the open market or otherwise, for long or short account, or cover short positions incurred, to stabilize, maintain or otherwise affect the price of the Class A Common Stock, which may be higher than the price that might otherwise prevail in the open market. There can be no assurance that the price of the Class A Common Stock will be stabilized, or that stabilizing, if commenced, will not be discontinued at any time. Subject to applicable limitations, the Underwriters may also place bids or make purchases on behalf of the underwriting syndicate to reduce a short position created in connection with this Offering. The Underwriters are not required to engage in these activities and may end these activities at any time. The Representatives, on behalf of the Underwriters, also may reclaim selling concessions allowed to an Underwriter or dealer, if the syndicate repurchases shares distributed by that Underwriter or dealer.

  The Underwriting Agreement contains covenants of indemnity and contribution among the Underwriters and the Company with respect to certain civil liabilities, including liabilities under the Securities Act of 1933 (the "Securities Act").

  Certain of the Company's stockholders, who beneficially own all of the shares of Class B Common Stock, the Company's directors and officers and the Company, have agreed not to offer, sell or otherwise dispose of any shares of Class A Common Stock or Class B Common Stock or shares issuable upon exercise of any options, except for certain transfers of Common Stock among Yeager family members for a period of 90 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated.

                                 LEGAL MATTERS

  The validity of the shares of Class A Common Stock being offered hereby and certain other legal matters will be passed upon for the Company by Mayer, Brown & Platt, Chicago, Illinois. Certain legal matters will be passed upon for the Underwriters by Piper & Marbury L.L.P., Baltimore, Maryland.

                                    EXPERTS

  The consolidated financial statements and schedules of Hub Group, Inc. as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 and the combined financial statements of Hub Partnerships as of December 31, 1995 and for each of the two years in the period ended December 31, 1995 and the period January 1, 1996 through March 17, 1996 incorporated by reference in this Prospectus and elsewhere in the registration statement on Form S-3 filed by the Company have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company may be inspected and copied at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained upon written request addressed to the Commission, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates, or from the Commission's worldwide web site at http://www.sec.gov.

  The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act, with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Prospectus as to the content of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the Registration Statement, which may be inspected and copied in the manner and at the sources described above.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference (File No. 0-27754):

    (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996 and amended by Amendment No. 1 on Form 10-K/A;

    (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and

    (3) The description of the Company's Class A Common Stock contained in the Company's registration statement on Form 8-A.

  All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

  Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits thereto, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephone requests for such copies should be directed to the Company's principal office: Hub Group, Inc., 377 East Butterfield Road, Suite 700, Lombard, Illinois 60148, Attention: Corporate Secretary (telephone: (630) 271-
3600).

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY
THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY
OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   3
Risk Factors...............................................................  10
Use of Proceeds............................................................  14
Price Range of Class A Common Stock........................................  14
Dividend Policy............................................................  14
Capitalization.............................................................  15
Management.................................................................  16
Underwriting...............................................................  19
Legal Matters..............................................................  20
Experts....................................................................  20
Available Information......................................................  20
Incorporation of Certain Documents by Reference............................  21

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                1,500,000 Shares

                                      LOGO

                              Class A Common Stock

                                 ------------

                                   PROSPECTUS

                                 ------------

                                 BT ALEX. BROWN

                              SCHRODER & CO. INC.

                            WILLIAM BLAIR & COMPANY

                               September 12, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------